August 22, 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(3)

JPMorgan Chase Financial Company LLC
Structured Investments

Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the Common Stock of Bristol-Myers Squibb Company and the SPDR® S&P® Biotech ETF due February 3, 2027

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The sections entitled “Key Terms — Call Settlement Date” and “Key Terms — Automatic Call” in the pricing supplement dated July 29, 2024, related to the notes referred to above (the “pricing supplement”), are amended, restated and superseded in their entirety by the following:

Call Settlement Date*:  If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing value of each Underlying on any Review Date (other than the final Review Date) is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Please see Annex A to this amendment for additional amendments to the pricing supplement related to the above changes.

CUSIP: 48135PST9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this amendment together with the pricing supplement and the related product supplement, underlying supplement, prospectus supplement and prospectus and prospectus addendum, each of which can be accessed via the hyperlinks below.  Please also see “Additional Terms Specific to the Notes” in the pricing supplement.

•      Pricing supplement dated July 29, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000101376224002970/ea178318_424b2.htm

•      Product supplement no. 4-I dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf

•      Underlying supplement no. 1-I dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf

•      Prospectus supplement and prospectus, each dated April 13, 2023:
http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

•      Prospectus addendum dated June 3, 2024:
http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Amendment no. 1 to pricing supplement dated July 29, 2024 to product supplement no. 4-I dated April 13, 2023, underlying supplement no. 1-I dated April 13, 2023, the prospectus and prospectus supplement, each dated April 13, 2023, and the prospectus addendum dated June 3, 2024

Annex A

Set forth below are additional amendments to the pricing supplement related to the changes set forth on the front cover of this amendment.

Front Cover

The second and third bullets on the front cover of the pricing supplement are amended, restated and superseded in their entirety by the following:

•	The notes will be automatically called if the closing value of each Underlying on any Review Date (other than the final Review Date) is greater than or equal to its Initial Value.
•	The earliest date on which an automatic call may be initiated is October 29, 2024.

How the Notes Work

The section entitled “How the Notes Work — Payment in Connection with the First Review Date” in the pricing supplement is deleted in its entirety.

The section entitled “How the Notes Work — Payments in Connection with Review Dates (Other than the First and Final Review Dates)” in the pricing supplement is amended, restated and superseded in their entirety by the following

Payments in Connection with Review Dates (Other than the Final Review Date)

Hypothetical Payout Examples

Example 1 under the section entitled “Hypothetical Payout Examples” in the pricing supplement is amended, restated and superseded in its entirety by the following:

Example 1 — Notes are automatically called on the first Review Date.

Date	Closing Value of Lesser Performing Underlying	Payment (per $1,000 principal amount note)
First Review Date	105.00	$1,025.00
	Total Payment	$1,025.00 (2.50% return)

Because the closing value of each Underlying on the first Review Date is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,025.00 (or $1,000 plus the Contingent Interest Payment applicable to the second Review Date), payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Selected Risk Considerations

The risk consideration entitled “Selected Risk Considerations — Risks Relating to the Notes Generally — The Automatic Call Feature May Force a Potential Early Exit” in the pricing supplement is amended, restated and superseded in its entirety by the following:

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

A-1